November 5, 2008

Mail Stop 6010

Stanley B. Baron
President and Chief Executive Officer
Lantis Laser Inc.
11 Stonebridge Court
Denville, New Jersey 07834

> **Re: Lantis Laser Inc.**
> **Amendment No. 6 to Form SB-2 on Form S-1**
> **Filed October 29, 2008**
> **File No. 333-146331**

Dear Mr. Baron:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Our Business, page 13

1.   We note your response to prior comment 2 that your reference to no plans to purchase equipment on page 23 does not include the purchases under exhibit 10.15. Please tell us where you have described the magnitude of the purchases under exhibit 10.15.

Licenses and Patents, page 16

2.	We note your response to prior comment 3 and your disclosure on page 18. Please revise to disclose, if true, that pursuant to the license agreement you are required to spend an aggregate of not less than fifty thousand dollars for the development of the patent technology by July 8, 2009. Please also revise your disclosure that you have allocated no funds toward the development of this technology to clarify whether you intend to meet the $50,000 funding obligation.

Management's Discussion and Analysis, page 22

3.	We note your revisions in response to prior comment 4; however, it appears that you continue to combine expenses related to public and investor relations with expenses related to developing your products. If a significant portion of your increased expenses is related to activities to promote your stock or another reason unrelated to development of your product, it is unclear how investors can know this given your method of disclosure. Please revise or advise.

4.	If material expenses were related to services that were not performed as mentioned in your response to prior comment 5, please fully discuss the circumstances surrounding these expenses.

Security Ownership, page 32

5.	Given paragraphs 14, 18, 25 and 31 of the June 4, 2008 "Certification of Stanley Baron" filed in the New Jersey action, please tell us why the consultants are not included in this table; it appears that the parties are under common control. Also tell us why the consulting agreements are not filed as exhibits to the registration statement.

Financial Statements

6.	We reference your response to comment 5. Please revise to provide disclosure in a subsequent event footnote or updated financial statements about the settlement with DC Consulting and VAR Growth. Your revised disclosure should include all material terms and provisions of the settlement agreement and the related accounting treatment for the settlement, including the accounting literature you are relying on. Please also tell us specifically the value you attributed to these services at measurement date and the amounts recognized as expense in the year 2007 and the interim periods in 2008. Discuss how your accounting for the settlement affects previously recognized amounts in your financial statements.

Recent Sales of Unregistered Securities, page II-2

7. Please expand your response to prior comment 5 to tell us when the shares that will not be cancelled in the settlement will be eligible for sale in the public market. Provide us copies of the settlements. Also tell us:

    - how, given the nature of the potential harm cited in the complaints, you concluded that the litigation was not required to be disclosed in versions of your prospectus prior to the settlement,
    - how you concluded that your risk factors need not describe these transactions as concrete examples of the risks that you face,
    - how you concluded that investors need not be told of the number of shares that will be cancelled, and
    - when the cancellation will occur.

8. Please expand your response to prior comment 6 to tell us why you could not assure that a "properly legended warrant" would not be transferred to an innocent purchaser. Wouldn't the existence of the legend severely limit the purchaser's claim that it acquired the shares without knowledge of the transfer restriction? Are you aware of any authority that a "purchaser who does not understand the restrictions" can claim to be an innocent purchaser when there is "proper legend"? Also, please address the final sentence of prior comment 6.

    As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Praveen Kartholy at (202) 551-3778 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Ernest M. Stern, Esq.— Seyfarth Shaw LLP